

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Dennis Dean
Chief Financial Officer
AirSculpt Technologies, Inc.
1111 Lincoln Road, Suite 802
Miami Beach, FL 33139

> **Re: AirSculpt Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 10, 2023**
> **File No. 001-40973**

Dear Dennis Dean:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 49

1. In tabular form, please provide us a detailed list of the actual costs included in pre-opening de novo and relocation costs for each of the years presented, sorted by center. For each of the centers, also tell us the date the center was opened, and the ranges of dates these costs were incurred. Also tell us where the costs are presented in your statements of operations. In addition, please tell us how you considered Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022, in determining it was appropriate to include these costs as part of your non-GAAP adjustment.

2. We note instances where you make references to normalized amounts and base year-over-year changes or other metrics on these normalized amounts. Normalized amounts

appear to be based on an individually tailored accounting principle as described in Question 100.04 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Please tell us how you considered this interpretation in determining your adjustments to normalize amounts are appropriate.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Christie Wong at 202-551-3684 or Michael Fay, Senior Staff Accountant, at 202-551-3812 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services